FOR IMMEDIATE RELEASE

                    TENDER OFFER FOR RARE MEDIUM GROUP, INC.
           COMMON STOCK EXTENDED UNTIL 5:00 P.M., NEW YORK CITY TIME,
                             ON FRIDAY, MAY 10, 2002

         NEW YORK, NEW YORK - May 7, 2002 - AP/RM Acquisition, an affiliate of Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and AIF IV/RRRR LLC, today announced that it has extended its tender offer to acquire at $0.28 per share in cash up to 15,002,909 shares of common stock of Rare Medium Group, Inc. until 5:00 p.m., New York City time, on Friday, May 10, 2002. The tender offer had previously been scheduled to expire at 5:00 p.m., New York City time, on Tuesday, May 7, 2002. As a result, stockholders of Rare Medium may tender or withdraw their shares until 5:00 p.m., New York City time, on Friday, May 10, 2002. The terms of the extended offer remain unchanged from the original offer as set forth in the offering materials.

         The offeror has been advised by American Stock Transfer & Trust Company, the depositary for the tender offer, that as of 5:00 p.m. on Tuesday, May 7, 2002, approximately 4,093,197 shares had been tendered and not withdrawn pursuant to the offer.

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Rare Medium. The tender offer for the Rare Medium common stock is being made through, and the foregoing announcement is qualified in its entirety by reference to, the Offer to Purchase dated April 9, 2002 and the related Letter of Transmittal. Shareholders should read the Offer to Purchase and Letter of Transmittal in their entirety prior to making any decision as to the tender offer. These documents are available at no charge on the Securities and Exchange Commission's web site at www.sec.gov.

         Questions regarding the tender offer and requests for additional copies of the Offer to Purchase, the Letter of Transmittal and related materials may be directed to Innisfree M&A Incorporated, which is acting as the Information Agent for the tender offer, at (888) 750-5834. Banks and brokers may call collect at (212)750-5833. Jefferies & Company, Inc. (212) 284-2112 is acting as the Dealer Manager for the tender offer.